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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                SCHEDULE  13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        FIRSTFED AMERICA BANCORP, INC.
               ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                  --------------------------------------------
                        (Title of Class of Securities)


                                 337929-10-3
                       -------------------------------
                                (CUSIP Number)

                                December 31, 2000
                        -----------------------------

            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /x/ Rule 13d-1 (b)
      /_/ Rule 13d-1 (c)
      /_/ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                              Page 1 of 5 pages

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--------------------------  ------------------------ ---------------------------
CUSIP NO. 337929-10-3                 13G/A          Page 2 of  5  Pages
--------------------------  ------------------------ ---------------------------

----    ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The FIRSTFED Charitable Foundation

----    ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /__/
                                                        (b) /__/

----    ------------------------------------------------------------------------
3       SEC USE ONLY


----    ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Non-stock corporation incorporated in Delaware.

----------------   -----  ------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER
       SHARES                645,380
    BENEFICIALLY
      OWNED BY     -----  ------------------------------------------------------
        EACH         6    SHARED VOTING POWER
     REPORTING                  0
       PERSON
        WITH       -----  ------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
                             645,380

                   -----  ------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                                 -0-

----    ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              645,380


----    ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----    ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               10.3% of 6,271,757 shares of Common Stock outstanding
              as of December 31, 2000.

----    ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              EP

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!



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                      THE FIRSTFED CHARITABLE FOUNDATION

                                SCHEDULE  13G/A

Item 1(a)   Name of Issuer:
            FIRSTFED AMERICA BANCORP, INC.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            ONE FIRSTFED PARK
            Swansea, Massachusetts  02777

Item 2(a)   Name of Person Filing:
            The FIRSTFED Charitable Foundation

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            ONE FIRSTFED PARK
            Swansea, Massachusetts  02777

Item 2(c)   Citizenship: Non-stock corporation incorporated in Delaware.

Item 2(d) Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e)   CUSIP Number:   337929-10-3

Item 3      The person filing this statement is an Endowment Fund.

Item 4 Ownership. As of December 31, 2000, the reporting person beneficially owned 645,380 shares of the issuer. This number of shares represents 10.3% of the common stock, par value $0.01, of the issuer, based upon 6,271,757 shares of such common stock outstanding as of December 31, 2000. As of December 31, 2000, the reporting person has sole power to vote or to direct the vote of all 645,380 shares, provided, however, that the shares must be voted in the same ratio as all other shares of common stock on all proposals considered by stockholders, and has the sole power to dispose or direct the disposition of all 645,380 shares of common stock.




                              Page 3 of 5 pages

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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A




                              Page 4 of 5 pages

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Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 7, 2001
                  --------------------------------------------
                                    (Date)

                            /s/ Gregory Derderian
                  --------------------------------------------
                                 (Signature)

                              Gregory Derderian
                                   Treasurer
                  ---------------------------------------------
                                   (Title)








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